UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission file number 2-93874

                                   KFP 85-LTD.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


     One Southeast Third Avenue, 11th Floor, Miami, FL 33131 (305) 371-3592
--------------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                      Units of Limited Partnership Interest
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
--------------------------------------------------------------------------------
   (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)    [X]           Rule 12h-3(b)(1)(i)    [X]
       Rule 12g-4(a)(1)(ii)   [ ]           Rule 12h-3(b)(1)(ii)   [ ]
       Rule 12g-4(a)(2)(i)    [ ]           Rule 12h-3(b)(2)(i)    [ ]
       Rule 12g-4(a)(2)(ii)   [ ]           Rule 12h-3(b)(2)(ii)   [ ]
                                            Rule 15d-6             [ ]

Approximate number of holders of record as of the certificate or notice date:

                                      None
--------------------------------------------------------------------------------

Effective December 29, 2000, the Registrant made the final liquidating cash distribution to its Limited Partners and all of the units of partnership interest, general and limited, are fully liquidated. The Registrant has no remaining assets, liabilities or partners' equity. Accordingly, as of the date hereof, there are no holders of record of units of limited partnership.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned thereunto duly authorized person.

                                           KFP 85-Ltd.
                                           (Registrant)

                                           By: KPA, Inc.
                                               Its Managing General Partner

Date: January 30, 2001                     By: /s/ Timothy D. Pappas
     ------------------                       ----------------------------------
                                               Timothy D. Pappas,
                                               Vice President, Treasurer and
                                               Principal Accounting Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

                                       2